# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Epsilon Energy Ltd., CIK 0001726126
CUSIP: 294375209
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1250, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-002097
Filed by CIK 0002036142

## Reporting persons
- Jumana Capital Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 717,392; sole dispositive power 0; shared dispositive power 717,392; aggregate amount beneficially owned 717,392 (3.3% of the class)
- Martin Christopher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 717,392; sole dispositive power 0; shared dispositive power 717,392; aggregate amount beneficially owned 717,392 (3.3% of the class)

## Item 1. Issuer
Name of issuer: Epsilon Energy Ltd.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1250, HOUSTON, TX 77002

## Item 2. Person Filing
Name of person filing:
This statement is filed by Jumana Capital Investments LLC, a Texas limited liability company ("Jumana Capital"), and Christopher Martin. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Martin serves as the Manager of Jumana Capital. By virtue of this relationship, Mr. Martin may be deemed to beneficially own the Common Shares, no par value, of the Issuer (the "Shares") owned directly by Jumana Capital.
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is 1717 St. James Place, Suite 335, Houston, Texas 77056.
Citizenship: Jumana Capital is organized under the laws of the State of Texas. Mr. Martin is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025:

(i) Jumana Capital beneficially owned 717,392 Shares; and

(ii) Mr. Martin, as the Manager of Jumana Capital, may be deemed to beneficially own the 717,392 Shares owned by Jumana Capital.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 22,017,405 Shares outstanding as of May 13, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.

As of the close of business on June 30, 2025, Jumana Capital beneficially owned approximately 3.3% of the outstanding Shares and Mr. Martin, as the Manager of Jumana Capital, may be deemed to beneficially own approximately 3.3% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on September 5, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jumana Capital Investments LLC: /s/ Christopher Martin, Christopher Martin, Manager (08/14/2025)
- Martin Christopher: /s/ Christopher Martin, Christopher Martin (08/14/2025)